Filed by Inmet Mining Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Petaquilla Minerals Ltd.

Commission File No.: 333-184161

Inmet Mining Corporation
Suite 1000
330 Bay Street
PRESS RELEASE	Toronto, Canada M5H 2S8
	Tel:	(1) 416-361-6400
FOR IMMEDIATE RELEASE	Fax:	(1) 416-368-4692
November 6, 2012	www.inmetmining.com

INMET’S FINAL OFFER FOR PETAQUILLA MINERALS EXPIRES

TORONTO, Canada: Inmet Mining Corporation (TSX-IMN) announced today that the minimum tender condition of its final offer for all of the issued and outstanding shares of Petaquilla Minerals Ltd. was not met by the expiry time of 11:59 p.m. (Vancouver time) on November 5, 2012. Accordingly, Inmet’s offer expired at such time in accordance with its terms. Inmet did not acquire any Petaquilla shares pursuant to the offer.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Inmet or Petaquilla.

About Inmet

Inmet is a Canadian-based global mining company that produces copper and zinc. We have three wholly-owned mining operations: Çayeli (Turkey), Las Cruces (Spain) and Pyhäsalmi (Finland). We also have an 80 percent interest in Cobre Panama, a development property in Panama, currently in construction.

This press release is also available at www.inmetmining.com.

For further information, contact:

Flora Wood

Director, Investor Relations

(416) 361-4808